EXHIBIT 99.1

Golar LNG Partners L.P. Preliminary Fourth Quarter and Financial Year 2016 Results

Highlights

·        Golar LNG Partners LP ("Golar Partners" or "the Partnership") reports net income attributable to unit holders of $71.4 million and operating income of $72.1 million for the fourth quarter of 2016.

·        Generated distributable cash flow of $57.9 million1 for the fourth quarter with a distribution coverage ratio of 1.531.

·        Agreement with Golar LNG Limited ("Golar") to reset Incentive Distribution Rights ("IDRs") in return for additional common and general partner units.

·        Received notice of Petrobras' intent to terminate FSRU Golar Spirit charter in June 2017 upon payment of the contractual termination fee.

Subsequent Events

  Issued new USD 250 million 6.25% + libor senior unsecured bond in the Nordic market principally to refinance existing bond indebtedness.
  Issued 5.175 million new common units together with 0.1 million general partner units raising gross proceeds of $119.4 million.
  Declared an unchanged distribution for the fourth quarter of $0.5775 per unit.

Financial Results Overview

Golar LNG Partners LP reports net income attributable to unit holders of $71.4 million and operating income of $72.1 million for the fourth quarter of 2016 ("the fourth quarter" or "4Q"), as compared to net income attributable to unit holders of $56.0 million and operating income of $71.6 million for the third quarter ("the third quarter" or "3Q") and net income attributable to unit holders of $57.2 million and operating income of $63.1 million for the fourth quarter of 2015.

(USD '000)	Q4 2016	Q3 2016	Q4 2015
Total Operating Revenues	114,942	113,839	114,993
Adjusted EBITDA[2]	98,695	96,885	93,924
Operating Income	72,091	71,611	63,087
Interest Income	969	1,199	473
Interest Expense	(15,788)	(15,569)	(14,320)
Other Financial Items	19,360	6,866	7,422
Taxes	(2,822)	(4,573)	3,459
Net Income attributable to Golar LNG Partners LP Owners	71,443	55,996	57,184
Net Debt[3] (excludes Golar Tundra)	1,264,336	1,305,005	1,240,265

Total operating revenues increased from $113.8 million in the third quarter to $114.9 million in the fourth quarter. The $1.1 million increase is principally due to a $2.0 million refund of Brazilian withholding tax that was overpaid in a prior period in respect of FSRUs the Golar Spirit and the Golar Winter. This was partly offset by a $0.9 million decrease in revenue as a result of operating cost savings passed on to the charterer of the Golar Grand as a result of the vessel's lay-up.

Operating expenses at $13.4 million were in line with the third quarter. Despite expectations of an increase in 4Q operating costs, reduced levels of operations aboard three FSRUs and the continuing Golar Grand lay-up helped to maintain costs at a low level.

Administration costs were slightly higher this quarter at $2.7 million, up from $2.3 million in 3Q. Other non-operating income was $1.3 million, which relates to interest and other income associated with the Brazilian withholding tax refund noted above.

Interest expense at $15.8 million for the fourth quarter was marginally higher than the third quarter cost of $15.6 million. Other financial items recorded a gain of $19.4 million for 4Q compared to a $6.9 million gain in 3Q. Three and five-year swap rates increased further during the quarter resulting in a $23.4 million non-cash mark-to-market gain on interest rate swaps. This compares to a $10.9 million interest rate swap gain in 3Q.

The tax charge for the quarter was also lower at $2.8 million in 4Q compared with $4.6 million in 3Q.

As a result of the foregoing 4Q distributable cash flow1 was higher at $57.9 million compared to $55.1 million in the third quarter. The distribution coverage ratio1 improved accordingly from 1.37 to 1.53 in 4Q.

The FSRU Golar Tundra, acquired on May 23 and chartered to West Africa Gas Limited ("WAGL") is yet to commence operations off the coast of Ghana. Until it does, Golar will continue to consolidate Tundra Corp, the disponent owner and operator of the Golar Tundra, and the earnings and net assets of Tundra Corp will not be reflected in the Partnership's financial statements.

The reported financial results contained herein for the fourth quarter of 2016 are preliminary in particular in relation to one outstanding item as explained further below:

IDR Reset

In October 2016, in return for agreeing to reset the Partnership's IDRs, Golar received 3.7 million common units and 0.1 million general partner units (inclusive of 0.8 million earn-out units). The accounting for this transaction is complex. As a result the Partnership is still in the process of completing its assessment as to the appropriate accounting treatment under US GAAP for this transaction. With regard to the Partnership's preliminary fourth quarter results, no gain or loss has been recognized in the Partnership's income statement in respect of this transaction albeit there is a reallocation of the historic equity balance amongst these interests. The alternative accounting impact could result in recognition of a gain or loss in relation to elements of this transaction. Accordingly, the potential impact, once the final accounting has been determined may be quantitatively material to the Partnership's income statement and balance sheet. However, this would not impact the Partnership's reported net cash flows. Any adjustment to reflect the final conclusion will be made in the financial statements included when the form 20-F is filed.

Acquisitions and Other Transactions

On October 14, 2016 the Partnership entered into an agreement with Golar to exchange all of its existing IDRs for a new class of IDRs and up to 3,742,956 new common units and 76,387 general partner units. Of these new common and general partner units, 748,592 and 15,278 units respectively have been withheld and are subject to an earn-out provision. Assuming the Partnership has met its new minimum quarterly distribution of $0.5775 for each quarter up to and including the quarter ended September 30, 2017, half of these withheld units will be released to Golar. Provided that this minimum quarterly distribution is sustained for each of the four subsequent quarters ending September 30, 2018, the remaining 50% of these withheld units will be released. All of these earn-out units accrue distributions which will be paid to Golar in arrears upon satisfaction of the earn-out terms. As well as resetting the minimum quarterly distribution to $0.5775 ($2.31 per annum), the agreement also provides for a new and raised set of distribution "splits" or target distribution levels.

The FSRU Golar Tundra remains at anchor off the coast of Ghana. The charterer, West Africa Gas Limited ("WAGL") received parliamentary approval for their gas sales agreement in October 2016 and have commenced some works but the major construction works of a connecting pipeline, jetty and breakwater are yet to be completed. Until this infrastructure is in place the FSRU cannot commence operations. While Golar remains in dialogue with WAGL regarding an amendment of the existing charter agreement including later start-up and an extension of the charter period they are actively pursuing arbitration proceedings to collect amounts due under the charter. In order to mitigate the consequences of the non-payment, Golar has requested the charterer's permission to trade the ship in the shorter term market. This is still subject to charterer approval. Golar Partners' right to put the vessel back to Golar expires in late May. In view of the current situation if a mutually agreeable alternative arrangement cannot be found there is a possibility that the vessel will be put back to Golar. If the put option is exercised Golar Partners would receive a net repayment of $107 million.

The Partnership continues to receive a daily fee from Golar to cover the costs of the Golar Tundra, and due to the put option in place, Golar continues to consolidate the vessel.

The Partnership is continuing discussions with Golar regarding a potential acquisition of an interest in the FLNG Hilli Episeyo and following its recent equity offering now has the capital to complete such a transaction particularly given the FLNG Hilli Episeyo already has debt funding in place. The amount of capital Golar Partners has to acquire an interest would be increased if the Golar Tundra put option were to be exercised. The FLNG Hilli Episeyo has an anticipated EBITDA2, on a 100% basis, in the region of $170 million per annum and a contracted eight year term. The Partnership therefore expects its initial acquisition to be for less than 100% of the entity that owns the FLNG Hilli Episeyo.

Corporate and Other Matters

The terms of the new IDRs were applied to the distribution for the quarter ended December 31, 2016. As at December 31, 2016 there were 65,391,808 units outstanding in the Partnership, of which 22,170,808, exclusive of earn-out units but including 1,318,517 General Partner units, are owned by Golar.

On January 26, 2017, Golar Partners declared an unchanged distribution for the fourth quarter of $0.5775 per unit. This distribution was paid on February 14, 2017 on total units of 65,391,808.

Total outstanding options as at 31 December was 99,000. The issued options have an initial exercise price of $20.55 per unit and vest over a three year period.

Operational Review

No dry-docks or unscheduled off-hire together with KNPC's decision to once again extend the 9 month regas season of the Golar Igloo by one month to December 31 meant that 100% fleet utilisation was achieved in 4Q.  Third quarter utilisation was adversely affected by 4 days of unscheduled off-hire for the FSRU Golar Spirit.

On December 23, Golar Partners received notice of Petrobras' intention to terminate the FSRU Golar Spirit charter in June 2017, 14 months ahead of schedule. Recent rainfall seems to be supporting reliable hydro power in Brazil which in turn has facilitated Petrobras' inclusion of its nearest expiring FSRU contract in its cost savings program.  The contract, which includes a termination for convenience provision also provides for a termination fee approximately equivalent to 62% of EBITDA2 which would have otherwise been earned between June 2017 and August 2018. In view of this, the Golar Spirit is being actively marketed for new opportunities, particularly focused on smaller scale developments.

During February the Golar Grand was removed from lay-up and relocated to Singapore for dry-dock. Positioning, dry-dock and other repairs are expected to take approximately 44 days during which time the vessel will be off-hire.

Financing and Liquidity

As of December 31, 2016, the Partnership had cash and cash equivalents of $65.7 million and available and undrawn revolving credit facilities of approximately $25.0 million. Total debt and capital lease obligations net of total cash balances (net debt3) (excluding the Golar Tundra debt) was $1,264.3 million as of December 31, 2016.

Based on the above net debt3 amount and annualized4 fourth quarter 2016 adjusted EBITDA2, Golar Partners' net debt3 to adjusted EBITDA2 ratio was 3.2.

As of December 31, 2016, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,282.2 million (including swaps with a notional value of $300.5 million in connection with the Partnership's bonds) representing 101% of net debt3.

The average fixed interest rate of swaps related to bank debt is approximately 1.67% with an average maturity of approximately 4.0 years as of December 31, 2016.

As of December 31, 2016, the Partnership had outstanding bank debt of $1,091.4 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.9%, a Norwegian Krone (NOK) bond of $150.5 million with a fixed rate of 6.485%, and a $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275%. The Partnership has a currency swap to hedge the NOK exposure for the NOK bond. As the US dollar appreciated against the NOK, the fair value of this bond in USD terms has decreased whilst the swap liability has increased. The total swap liability as at December 31, 2016, which also includes an interest rate swap element, was $81.5 million and the restricted cash securing this swap liability was $32.4 million.

On January 31, 2017 the Partnership launched a USD 250 million non-amortising bond in the Nordic bond market.  The oversubscribed issue that matures in May 2021 successfully priced at 3-month LIBOR plus 6.25%. The Partnership subsequently entered into interest rate swaps to hedge the aggregate principal of the bond such that the all-in interest cost for the $250 million is 8.194%. Golar Partners intends to list the bond in the Norwegian market. The net proceeds from the bond issue will be used for part refinancing of existing bonds and for general corporate purposes. A nominal amount of NOK 618 million has to date been repurchased ahead of October's maturity and a corresponding share of the cross currency interest rate swap has been terminated.

On February 7, 2017 the Partnership announced an underwritten offering of 4,500,000 common units representing limited partner interests in the Partnership. The underwriter subsequently exercised an option to acquire a further 675,000 common units ahead of closing on February 13. To maintain its 2% stake, general partner Golar GP LLC acquired a further 94,714 general partner units.  After closing there were 70,661,522 units in issue of which 22,265,522, exclusive of earn-out units but including 1,413,231 general partner units, are owned by Golar, representing a 31.5% interest in the Partnership. Gross proceeds of $119.4 million are to be used for general partnership purposes which may include, amongst other things and subject to agreement, acquisition of a part share in FLNG Hilli Episeyo.

Outlook

Operating earnings for 1Q 2017 are expected to be negatively impacted by off-hire relating to the Golar Igloo annual winter downtime period during January and February and the drydock planned for the Golar Grand that is expected to result in approximately 44 days off-hire. The Golar Tundra will also not contribute to operating earnings during 1Q 2017. Operating expenses are expected to be slightly higher in 1Q 2017.

The Partnership's top two priorities in the coming months are the re-contracting of the vessels that come off contract at the end of 2017, the Golar Grand, Golar Maria and the 60% owned Golar Mazo and the Golar Spirit, and a successful acquisition of a part interest in the FLNG Hilli Episeyo. There are a number of identified potential opportunities for the Golar Spirit and confidence in specific opportunities for LNG carriers including the Golar Grand is such that the Golar Grand is being brought out of lay-up and sent for drydock. Approximately 30 million tonnes of new LNG production is expected to come to market during 2017, most of which will be in the second half of the year which coincides well with the Golar Grand, Golar Maria and Golar Mazo that come off contract at the end of 2017. Although the re-contracted rates for these vessels are expected to be significantly lower than existing rates, it should be noted that the three LNG carriers contribute a relatively small proportion to earnings in comparison to the Partnership's FSRU's and the proportion should decrease further with an acquisition of an interest in the FLNG Hilli Episeyo.

The Partnership believes that the resetting of its incentive distributions rights with Golar will reduce the Partnership's cost of equity and better positions it to pursue strategic acquisitions and grow distribution capacity. As noted above Golar Partners has entered into discussions with Golar regarding the potential acquisition of an interest in the FLNG  Hilli Episeyo, which is on schedule to commence its eight year contract with Perenco Cameroon by September 30, 2017 and now has the capital to finance such an acquisition. In the event the Partnership acquires an interest in the Hilli Episeyo, it is expected to add significantly to the Partnership's revenue backlog and reduce exposure to the existing time charters that expire during 2017.

Golar Partners is in a strong financial position with a net debt to EBITDA ratio of 3.2, distribution coverage of 1.53 for the fourth quarter and with significant near term acquisition growth opportunities.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Distribution coverage ratio represents the ratio of distributable cash flow to total cash distributions paid. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

2Adjusted EBITDA/EBITDA: Earnings before interest, other financial items, taxes, depreciation and amortization and non-controlling interest. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

3 Net Debt is defined as short-term debt and current portion of long-term debt plus long-term debt plus obligations under capital leases less cash and cash equivalents less restricted cash.

4Annualized means the figure for the quarter multiplied by 4.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners' operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners' control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·         statements about market trends in the floating storage unit (or FSU), floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

·         statements about Golar Partners' and Golar's ability to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

·         Golar Partners' ability to increase distributions and the amount of any such increase;

·         Golar Partners' ability to integrate and realize the expected benefits from acquisitions and potential acquisitions, including the FSRU Golar Tundra and FLNG Hilli Episeyo;

·         our estimates of annual contracted revenues generated by the acquisition of the Golar Tundra and anticipated EBITDA1 generated by the FLNG Hilli Episeyo;

·         Golar Partners' anticipated growth strategies;

·         statements about Golar Partners' cost of equity and cost of capital;

·         the effect of the worldwide economic slowdown;

·         turmoil in the global financial markets;

·         fluctuations in currencies and interest rates;

·         general market conditions, including fluctuations in charter hire rates and vessel values;

·         changes in Golar Partners' operating expenses, including dry-docking and insurance costs and bunker prices;

·         forecasts of Golar Partners' ability to make cash distributions on the units or any increases in cash distributions;

·         Golar Partners' future financial condition or results of operations and future revenues and expenses;

·         the repayment of debt and settling of interest rate swaps;

·         Golar Partners' and Golar LNG Limited's ability to make additional borrowings and to access debt and equity markets;

·         planned capital expenditures and availability of capital resources to fund capital expenditures;

·         the exercise of purchase options by the Partnership's charterers;

·         Golar Partners' ability to maintain long-term relationships with major LNG traders;

·         Golar Partners' ability to leverage Golar's relationships and reputation in the shipping industry;

·         Golar Partners' ability to purchase vessels from Golar in the future;

·         Golar Partners' continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

·         Golar Partners' ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

·         timely purchases and deliveries of newbuilding vessels;

·         future purchase prices of newbuildings and secondhand vessels;

·         Golar Partners' ability to compete successfully for future chartering and newbuilding opportunities;

·         acceptance of a vessel by its charterer;

·         termination dates and extensions of charters;

·         the expected cost of, and Golar Partners' ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners' business;

·         availability of skilled labor, vessel crews and management;

·         Golar Partners' general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

·         the anticipated taxation of Golar Partners and distributions to Golar Partners' unitholders;

·         estimated future maintenance and replacement capital expenditures;

·         Golar Partners' ability to retain key employees;

·         customers' increasing emphasis on environmental and safety concerns;

·         potential liability from any pending or future litigation;

·         potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·         future sales of Golar Partners' securities in the public market;

·         Golar Partners' business strategy and other plans and objectives for future operations;

·         the expected impact of the IDR reset on our balance sheet and income statement, as described in "IDR Reset"; and

·         other factors listed from time to time in the reports and other documents that Golar Partners files with the U.S. Securities and Exchange Commission.

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners' expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

February 28, 2017

Golar LNG Partners LP

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Brian Tienzo - Chief Finance Officer

Graham Robjohns - Chief Executive Officer

1EBITDA: Earnings before interest, other financial items, taxes, depreciation and amortization and non-controlling interest. EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachments:

http://www.globenewswire.com/NewsRoom/AttachmentNg/b0b1ecf5-31cf-49ae-8a2f-a73118d96d46